EXHIBIT 2.1

CONFORMED COPY

AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT

      AMENDMENT No. 2 (this “Amendment”), dated as of December 22, 2003, to the Stock Purchase Agreement (the “Original Agreement”), dated as of October 21, 2003, among TPG Holding Company Limited, a Cayman Islands limited liability company (the “Seller”), and Envoy Corporation, a Delaware corporation (the “Purchaser”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).

WITNESSETH:

      WHEREAS, the parties have entered into the Original Agreement whereby the Seller has agreed to sell the Shares to the Purchaser and the Purchaser has agreed to buy the Shares;

      WHEREAS, the parties have entered into Amendment No. 1 to the Stock Purchase Agreement, dated as of November 28, 2003 (the Original Agreement, as so amended, the “Agreement”);

      WHEREAS, the parties have agreed that, prior to the Closing, Medifax shall be converted into a Tennessee limited liability company pursuant to Section 48-21-111 of the Tennessee Business Corporation Act in a transaction intended to qualify as a tax-free complete liquidation of Medifax governed by Sections 332 and 337 of the Code;

      WHEREAS, as a condition to Purchaser’s consummation of the transactions contemplated by the Agreement, on the Closing Date but immediately prior to Closing, Medifax shall distribute its entire equity interest in Apollo, Working Rx and ABOL to the Company, and immediately thereafter and prior to the Closing, the Company shall distribute its entire equity interest in Apollo, Working Rx and ABOL to Seller as consideration for the repurchase by the Company of a portion of the outstanding shares of the Company’s common stock held by the Seller (such distributions, collectively, the “Initial Distribution”);

      WHEREAS, immediately following the Initial Distribution, Seller shall contribute its entire equity interest in each of Apollo and Working Rx to Working Rx Holding Company, a Delaware corporation (“Working Rx Holding”), in exchange for all of the stock of Working Rx Holding, as a result of which (a) Working Rx Holding will be a wholly owned subsidiary of Seller and (b) Apollo and Working Rx each will be wholly owned subsidiaries of Working Rx Holding (the “Subsequent Contribution”);

      WHEREAS, pursuant to and in accordance with Section 10.07 of the Agreement, the parties wish to amend the Agreement as set forth in this Amendment to set forth certain agreements relating to the Subsequent Contribution, the income tax consequences of the Initial Distribution, and certain employee benefits matters;

      NOW, THEREFORE, in consideration of the rights and obligations contained herein, and for other good and valuable consideration, the adequacy of which is hereby acknowledged, the parties agree as follows:

      Section 1. Certain Defined Terms. (a) Section 1.01 of the Agreement is amended to delete the definitions of “Acquired Subsidiaries,” “Adjusted Purchase Price”, “Assets,” “Distributed Subsidiaries,” “Distributed Subsidiary Purchase Price,” “Distributed Subsidiary Sale,” “Excluded Taxes”, “Medifax” and “Redeemed Shares” in their entirety and replace such definitions with the following:

     “Acquired Subsidiaries” means the Subsidiaries other than Apollo, Working Rx and ABOL.

     “Adjusted Purchase Price” means an amount equal to the $280 million plus the aggregate of the Distributed Subsidiary Valuations (or such valuation numbers as may be determined and approved by the board of directors of Medifax within the appraisal range determined by Standard and Poor’s Consulting Valuation Group pursuant to Section 2.02(b)(i)) plus the Aggregate Exercise Prices and the amount of any adjustment pursuant to Section 2.07(b)(i) less the Estimated Tax Liability (as determined pursuant to Section 2.02(b)(i), (ii) and (iii) as of the Closing), the Net Closing Date Indebtedness, the Accrued Bonuses, the amount of any adjustment pursuant to Section 2.07(b)(ii) and the Seller Transaction Expenses.

     “Assets” means the assets and properties of the Company and its Subsidiaries (including Apollo, Working Rx and ABOL).

     “Distributed Subsidiaries” means Apollo, Working Rx, Working Rx Holding and ABOL.

     “Distributed Subsidiary Purchase Price” means the gross purchase price to be paid to the Seller (or its Affiliate) in connection with a Distributed Subsidiary Sale for the applicable Distributed Subsidiary computed without regard to any reduction in such gross purchase price for transaction expenses, Conveyance Taxes and any other reduction in the gross purchase price unrelated to the value of the applicable Distributed Subsidiary; provided, however, that any Distributed Subsidiary Sale involving Working Rx Holding shall be deemed to be a Distributed Subsidiary Sale of Apollo and/or Working Rx if and to the extent Working Rx Holding then owns any interest in Apollo and/or Working Rx, and the Distributed Subsidiary Purchase Price relating to such Distributed Subsidiary Sale shall be the gross amount of the purchase price to be paid to the Seller (or its Affiliate) that is allocable to Apollo and/or Working Rx.

     “Distributed Subsidiary Sale” means (i) the Transfer of all or substantially all of the assets of any Distributed Subsidiary or any of its subsidiaries, (ii) the Transfer of all or any portion of the equity interests in any Distributed Subsidiary or any of its subsidiaries, (iii) entering into any other extraordinary business transaction involving or otherwise relating to any Distributed Subsidiary or any of its subsidiaries, (iv) taking any other action such that Seller or any of its Affiliates no longer possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of any Distributed Subsidiary, whether through the ownership of voting securities (or other ownership interest), by contract or otherwise; provided, however, that the contribution by Seller of its entire equity interest in Apollo and Working Rx to Working Rx Holding immediately following the Initial Distribution shall not constitute a Distributed Subsidiary Sale; provided, further, that any Distributed Subsidiary Sale involving Working Rx Holding shall be deemed to be a Distributed Subsidiary Sale of Apollo and/or Working Rx if and to the extent Working Rx Holding then owns any interest in Apollo or Working Rx.

     “Excluded Taxes” means (i) Taxes imposed on or payable by the Company, any Subsidiary or any Affiliated Group for any Pre-Closing Tax Period; provided that, in the case of any Income Taxes attributable to the Company and the Subsidiaries for the taxable period ending on the Closing Date, Excluded Taxes shall only include the amount of Income Taxes in excess of the Final 2003 Tax Liability or the Subsequent 2003 Tax Liability, as applicable; (ii) Taxes payable in connection with the Section 338(h)(10) Elections as described in Section 5.11; (iii) Taxes imposed on the Purchaser as a result of any breach of warranty or representation under Section 3.22, or breach by the Seller of any covenant related to Taxes contained in this Agreement; and (iv) one hundred percent of all Conveyance Taxes arising with respect to the Deemed Medifax Liquidation, the Initial Distribution and the Subsequent Contribution, and fifty percent of all Conveyance Taxes arising with respect to the sale of the Shares; provided that, in the case of any Conveyance Taxes arising with respect to the Deemed Medifax Liquidation, the Initial Distribution and the Subsequent Contribution, Excluded Taxes shall only include the amount of such Conveyance Taxes in excess of any Conveyance Taxes that are reflected on the Final Statement of Tax Liability. Notwithstanding the foregoing, any such Taxes described in clause (i), (ii), (iii) or (iv) of the preceding sentence shall be treated as Excluded Taxes only to the extent that such Taxes exceed the amount, if any, specifically reserved for Excluded Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the final Closing Statement of Adjusted Net Assets. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes allocable to the Pre-Closing Tax Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) allocable to the Pre-Closing Tax Period shall be computed as if such taxable period ended as of the close of business on the date of the Closing.

     “Medifax” means MediFAX-EDI, Inc., a corporation organized under the laws of Tennessee and a wholly owned subsidiary of the Company, provided that as of and following the Deemed Medifax Liquidation such term shall refer to MediFAX-EDI, LLC, the limited liability company organized under the laws of Tennessee into which Medifax shall convert, which limited liability company shall be wholly owned by the Company.

     “Redeemed Shares” means that number of issued and outstanding shares of the Company such that the quotient obtained by dividing such number of shares by the total number of issued and outstanding shares of the Company equals the quotient obtained by dividing the value of (i) the aggregate amount of the Distributed Subsidiary Valuations by (ii) the Purchase Price plus the aggregate amount of the Distributed Subsidiary Valuations.

      (b) Section 1.01 of the Agreement is amended to add the following defined terms:

     “Working Rx Holding” means Working Rx Holding Company, a corporation organized under the laws of Delaware and a wholly owned subsidiary of Seller.

      (c) Section 1.02 of the Agreement is amended to delete the reference to “280G Letter Agreements”.

      Section 2. Determination of Estimated Tax Liability. Section 2.02(b)(i) of the Agreement is amended by deleting the text of Section 2.02(b)(i) in its entirety and substituting the following language in its place:

     Upon the later of (i) thirty (30) days prior to the Closing and (ii) the receipt by the Seller of the Distributed Subsidiary Valuations, but in no event less than ten (10) days prior to the Closing, the Seller shall deliver to the Purchaser a written statement (the “Statement of Estimated Tax Liability”) setting forth, in reasonable detail, the estimated aggregate Tax Liability (as calculated below) of the Company and the Subsidiaries attributable to the sum of (A) the estimated U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Estimated 2003 Tax Liability”) and (B) the amount of any Conveyance Taxes payable in connection with the Deemed Medifax Liquidation, the Initial

     Distribution and the Subsequent Contribution (such aggregate amount, the “Estimated Tax Liability”). In calculating such Tax Liability, the Seller shall (A) assume that the effective Tax rate of the Company and the Subsidiaries is the combined U.S. federal corporate Income Tax rate and state and local corporate Income Tax Rates in effect on the date of such determination that would apply to the Company and the Subsidiaries (giving effect to the deductibility of state and local Income Taxes in making such calculation); (B) include the gain recognized by the Company and the Subsidiaries as a result of the Initial Distribution (such gain being determined by taking into account the Deemed Medifax Liquidation and the Section 338(h)(10) Elections, as described in Section 5.11); (C) take into account the Income Tax deduction available to the Company related to payments made with respect to the Medifax Stock Options; and (D) take into account the amount of any estimated Tax payments made by the Company and the Subsidiaries with respect to the taxable period (or the portion thereof) ending on the Closing Date. For purposes of calculating the Estimated 2003 Tax Liability, the (A) Seller and the Purchaser shall obtain an appraisal from Standard & Poor’s Consulting Valuation Group (the “Appraiser”) setting forth the estimated fair market value of each of Apollo, Working Rx and ABOL on the date of the Initial Distribution (each such valuation, less the amounts reflected in Exhibit 2.02(b)(i) attached hereto, referred to herein as a “Distributed Subsidiary Valuation”) and a written statement setting forth, in reasonable detail, the basis for such determination; and (B) the Seller shall (I) determine the estimated Tax basis, for Income Tax purposes, of the stock of each of Apollo, Working Rx and ABOL as of the date of the Initial Distribution, (II) determine the estimated Tax basis, for Income Tax purposes, of Apollo and Working Rx in their assets, and (III) provide the Purchaser with a written statement setting forth, in reasonable detail, the basis for such determinations. As of the date hereof and regardless of whether the Statement of Estimated Tax Liability has been delivered, the Seller, the Company and their Affiliates shall provide the Purchaser and the Appraiser with such cooperation and information as any of them shall reasonably request, including, without limitation, information related to the determination of the estimated fair market value of (and the estimated Tax basis of) the stock and assets of each of Apollo, Working Rx and ABOL as of the date of the Initial Distribution.

      Section 3. Closing Deliveries by the Seller. Section 2.05 of the Agreement is amended by deleting Section 2.05(b) in its entirety.

      (b) Section 2.05(xv) of the Agreement is amended by replacing the text “Section 7.02(n)” with “7.02(o).”

      Section 4. Closing Deliveries by the Purchaser. Section 2.06(b)(iii) of the Agreement is amended by inserting the phrase “or its designee” immediately after the phrase “pay to Medifax.”

      Section 5. Determination of Final Tax Liability. Section 2.09(a)(i) of the Agreement is amended by deleting the text of Section 2.09(a)(i) in its entirety and substituting the following language in its place:

At least ninety-five (95) days prior to the filing of the consolidated U.S. federal Income Tax Return of the Company and the Subsidiaries for the taxable period ending on the Closing Date (such Tax Return, the “Final Consolidated Tax Return”), the Purchaser shall prepare and deliver to the Seller a written statement (the “Final Statement of Tax Liability”) setting forth, in reasonable detail, the Purchaser’s determination of (A) the aggregate Tax Liability of the Company and the Subsidiaries attributable to (I) the U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Final 2003 Tax Liability”) and (II) the amount of any Conveyance Taxes payable in connection with the Deemed Medifax Liquidation, the Initial Distribution and the Subsequent Contribution (such aggregate amount, the “Final Tax Liability”). In calculating the Final 2003 Tax Liability, (x) the Income Tax Deduction available to the Company related to payments made with respect to the Medifax Stock Options shall be taken into account, (y) the gain recognized by the Company and the Subsidiaries as a result of the Initial Distribution shall be calculated in a manner consistent with Section 2.02(b)(i)(B) and by using the Distributed Subsidiary Valuations, except that the Distributed Subsidiary Valuations need not be used if the applicable Distributed Subsidiary Purchase Price is believed to be better evidence of the fair market value of the applicable Distributed Subsidiary on the date of the Initial Distribution than the applicable Distributed Subsidiary Valuation set forth on the Statement of Estimated Tax Liability, in which case the Distributed Subsidiary Purchase Price shall be used in calculating such gain, and (z) all other determinations shall be made in a manner consistent with past practices employed with respect to the Company and the Subsidiaries in preparing their Tax Returns (except to the extent that counsel for the Purchaser reasonably determines in writing that a Tax Return could not be so prepared and filed without being subject to penalties). In addition, the Final Statement of Tax Liability shall set forth, in reasonable detail, any changes to the adjusted Tax basis of the stock and assets of each of Apollo, Working Rx and ABOL as of the date of the Initial Distribution from the Tax basis that was used for purposes of calculating the Estimated 2003 Tax Liability.

      Section 6. Representations and Warranties of the Seller. (a) Effective as of the date of this Amendment, Section 3.03(a) of the Agreement is amended by deleting the text of Section 3.03(a) in its entirety and substituting the following language in its place:

     (a) Except as set forth in Section 3.03(a) of the Disclosure Schedule, all the issued and outstanding capital stock or membership interests of each of the Subsidiaries is wholly owned, whether directly or indirectly, by the Company. Except for the Stock Options under the Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock or membership interests of any Subsidiary or obligating the Seller, the Company or any Acquired Subsidiary to issue or sell any shares of capital stock of, or any other interest in, any Acquired Subsidiary.

      (b) Effective as of the date of this Amendment, Section 3.04(b) of the Agreement is amended by deleting the text of Section 3.04(b) in its entirety and substituting the following language in its place:

     (b) The authorized capital stock of Medifax consists of 50 million shares of Medifax Common Stock and 5 million shares of preferred stock, par value $0.01 per share. As of the date hereof, (i) 14,440,930 shares of Medifax Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and owned by the Company, (ii) no shares of preferred stock of Medifax are issued or outstanding, and (iii) 1,532,500 shares of Medifax Common Stock are reserved for issuance pursuant to Stock Options granted pursuant to the Stock Option Plan. None of the issued and outstanding shares of Medifax Common Stock was issued in violation of any preemptive rights. Upon consummation of the Deemed Medifax Liquidation, (i) 14,440,930 membership interests in Medifax will be issued and outstanding, all of which shall be validly issued, fully paid and nonassessable and owned by the Company and (ii) 1,532,500 membership interests in Medifax will be reserved for issuance pursuant to Stock Options granted pursuant to the Stock Option Plan. Except for the Medifax Stock Options relating to 1,532,500 shares of Medifax Common Stock prior to consummation of the Deemed Medifax Liquidation and 1,532,500 membership interests in Medifax after consummation of the Deemed Medifax Liquidation granted pursuant to the Stock Option Plan, there are no options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the capital stock or membership interests of Medifax or obligating the Seller, the Company or Medifax to issue or sell any shares of capital stock of, or any other interest in Medifax.

      (c) Effective as of the date of this Amendment, Section 3.04(e) of the Agreement is amended by deleting the text of Section 3.04(e) in its entirety and substituting the following language in its place:

     (e) The stock register (or similar organizational records) of each Acquired Subsidiary accurately records: (i) the name and address of each Person owning shares of capital stock or membership interests of such Acquired Subsidiary and (ii) the certificate number of each certificate evidencing shares of capital stock or membership interests issued by such Acquired Subsidiary, the number of shares or membership interests evidenced by each such certificate, the date of issuance thereof and, in the case of cancellation, the date of cancellation.

      Section 7. Conduct of Business Prior to the Closing. The first sentence of Section 5.01(b) of the Agreement is amended by inserting the phrase “, including the Initial Distribution and the Deemed Medifax Liquidation,” immediately after the phrase “or as otherwise provided in this Agreement”.

      Section 8. Distribution of Certain Subsidiaries of Medifax. Section 5.11 of the Agreement is amended by deleting the text of Section 5.11(a) in its entirety and substituting the following language in its place:

     (a) On or before the Closing Date, and in any event before the Closing, Medifax shall be converted into a Tennessee limited liability company pursuant to Section 48-21-111 of the Tennessee Business Corporation Act in a transaction intended to be governed by Sections 332 and 337 of the Code (such transaction, the “Deemed Medifax Liquidation”). In addition, on the Closing Date but prior to the Closing, the Company shall cause Medifax to distribute its entire equity interest in Apollo, Working Rx and ABOL to the Company, and immediately thereafter and prior to the Closing, the Seller shall cause the Company to distribute its entire equity interest in Apollo, Working Rx and ABOL to the Seller (such distributions, collectively, the “Initial Distribution”). In consideration for the Initial Distribution, the Seller shall deliver to the Company stock certificates evidencing the Redeemed Shares, which shall be cancelled by the Company upon consummation of the Initial Distribution. The parties agree that the Initial Distribution shall be treated for federal income Tax purposes as consideration in exchange for the Redeemed Shares pursuant to Revenue Ruling 79-273, 1979-2 C.B. 125. Notwithstanding anything to the contrary contained in this Agreement, upon a Distributed Subsidiary Sale by the Seller (or its Affiliate) within two (2) years of the date of the Initial Distribution, the Seller shall provide written notice to the Purchaser within fifteen (15) days of the execution of an agreement to consummate such Distributed Subsidiary Sale but in no event less than thirty (30) days prior to the closing of such Distributed Subsidiary Sale setting forth the material terms of such transaction, including, without limitation, the purchase price received by the Seller (or its Affiliate) in connection with such transaction. Notwithstanding anything herein or in the Separation Agreement to the contrary, in the event that TPG (or its Affiliate) causes a Distributed Subsidiary Sale, TPG hereby agrees that it and its affiliates shall cause each such Distributed Subsidiary Sale to be structured and consummated only as a Transfer of the capital stock of the applicable Distributed Subsidiary and its subsidiaries.

      Section 9. Section 338(h)(10) Elections. In addition, Section 5.11 of the Agreement is further amended by inserting new subsections (c) and (d) to read as follows:

     (c) After the Closing, the Purchaser shall cause the Company to join with the Seller in making timely elections under Section 338(h)(10) of the Code (as well as any corresponding provisions of state and local income Tax law) (collectively, “Section 338(h)(10) Elections”) with respect to the distribution by the Company of the stock of Apollo and Working Rx to the Seller. In connection with the filing of the Section 338(h)(10) Elections, the Company and the Seller shall agree upon an allocation of the “AGUB” and the “ADSP” (as those terms are defined in the Treasury Regulations promulgated under Section 338 of the Code) among the assets of Apollo and Working Rx, in a manner consistent with Sections 338 and 1060 of the Code and the Treasury Regulations promulgated thereunder. Unless otherwise required by applicable Tax Law or to the extent counsel reasonably determines in writing that a Tax Return cannot be so prepared and filed without being subject to penalties, the Purchaser, the Company and its Subsidiaries, the Seller, Apollo, and Working Rx shall file all Tax Returns in a manner consistent with the Section 338(h)(10) Elections and the allocation described in the preceding sentence.

     (d) The Purchaser and the Seller agree that, during the two-year period beginning on the Closing Date, no election shall be filed pursuant to Treasury Regulation section 301.7701-3 to treat the limited liability company into which Medifax is converted as an association taxable as a corporation for U.S. federal income tax purposes.

      Section 10. Conditions to Obligations of the Purchaser. (a) Section 7.02(m)(i) of the Agreement is amended by inserting the phrase “Deemed Medifax Liquidation and the” immediately before the phrase “Initial Distribution”.

      (b) Section 7.02(o) of the Agreement is amended by inserting the phrase “and the last sentence of Section 5.11(a)” immediately after the phrase “Sections 5.03 and 5.08.”

      Section 11. Benefits. (a) The first sentence of Section 6.01 of the Agreement is amended to delete “January 1, 2004” and replace such language with “February 1, 2004.”

      (b) In addition, Section 6.01 of the Agreement is amended by deleting the third sentence of Section 6.01 and substituting the following language in its place:

     The Purchaser shall cause the Company to pay at the Closing to the employees of the Company and the Acquired Subsidiaries set forth on Section 6.01(a) of the Disclosure Schedule (the “Designated Employees”), the bonuses set forth for such employees reflected on such Section 6.01(a) of the Disclosure Schedule, and the Purchaser shall cause the remaining amount of the accrued bonuses set forth in Section 6.01(b) of the Disclosure Schedule (the aggregate amounts set forth in Sections 6.01(a) and (b) of the Disclosure Schedule, collectively referred to herein as, the “Accrued Bonuses”), to be paid to the other employees of the Company and the Acquired Subsidiaries not later than January 31, 2004, with the identity of, and amount to be paid to, each other such employee to be in accordance with the compensation policies and arrangements of Medifax giving rise to such Accrued Bonuses; provided that such employee remains employed by the Company or an Acquired Subsidiary as of the payment date; and provided further that in no event shall the Purchaser be obligated to pay or to cause the Company to pay bonuses to employees of the Company and the Acquired Subsidiaries for the year ended December 31, 2003 in an amount greater than the amount set forth in Section 6.01 of the Disclosure Schedule.

      (c) Section 6.01 of the Disclosure Schedule is deleted in its entirety and is replaced by the form of Section 6.01 attached hereto as Exhibit A.

      (d) Section 6.07 of the Agreement is deleted in its entirety.

      (e) Exhibit 6.07 to the Agreement is deleted in its entirety.

      Section 12. Conditions to Obligations of the Purchaser. Section 7.02(i) of the Agreement is amended to delete “280G Letter Agreements. The Seller shall have delivered to the Purchaser the 280G Letter Agreements, substantially in the form attached hereto as Exhibit 6.07” and the phrase “[RESERVED]” shall be substituted in its place.

      Section 13. Limits on Indemnification. The second sentence of Section 8.04 of the Agreement is amended by inserting the phrase “or the last sentence of Section 3.20(h)” immediately after the phrase “or clause (iii) of the second sentence of Section 3.04(b)”.

      Section 14. Tax Matters. (a) Section 8.06(a) of the Agreement is amended by inserting the following sentence immediately after the second sentence thereof: “Unless otherwise required by applicable Tax Law or to the extent counsel reasonably determines in writing that a Tax Return cannot be so prepared and filed without being subject to penalties, such Tax Returns also shall be prepared in a manner consistent with the Deemed Medifax Liquidation under Sections 332 and 337 of the Code, as contemplated by Section 5.11(a) of this Agreement, and in a manner consistent with the Section 338(h)(10) Elections, as contemplated by Section 5.11(c) of this Agreement.”

      (b) Section 8.06(b) of the Agreement is amended to delete the fourth sentence in its entirety and replace such sentence with the following: “Notwithstanding anything to the contrary contained in this Agreement, the Seller shall be responsible for all Conveyance Taxes arising in connection with the Deemed Medifax Liquidation, the Initial Distribution and the Subsequent Contribution.”

      (c) Section 8.07(a) of the Agreement is amended by deleting the text of Section 8.07(a) in its entirety and substituting the following language in its place:

     In the event of a Distributed Subsidiary Sale that was not taken into account in connection with the resolution of the Final Statement of Tax Liability, the Seller may, at least fifty-five (55) days prior to the extended due date for the filing of the Final Consolidated Tax Return (and, in any event, prior to the second (2nd) anniversary of the Closing), prepare and deliver to the Purchaser a written statement (the “Subsequent Statement of Tax Liability”) asserting that the applicable Distributed Subsidiary Purchase Price is believed to be better evidence of the fair market value of the applicable Distributed Subsidiary on the date of the Initial Distribution than the applicable Distributed Subsidiary Valuation set forth on the Statement of Final Tax Liability and setting forth, in reasonable detail, the

Seller’s determination of the aggregate Tax Liability of the Company and the Subsidiaries attributable to (i) the U.S. federal, state and local Income Tax Liability of the Company and the Subsidiaries for the taxable period (or the portion thereof) ending on the Closing Date (the “Subsequent 2003 Tax Liability”) and (ii) the amount of any Conveyance Taxes payable in connection with the Deemed Medifax Liquidation, the Initial Distribution and the Subsequent Contribution (such aggregate amount, the “Subsequent Tax Liability”).

      Section 15. Assignment. This Amendment may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser); provided, however, that the Purchaser may assign this Amendment or any of its rights and obligations hereunder to one or more Affiliates of the Purchaser without the consent of the Seller and provided further, however, that such an assignment by the Purchaser shall not release the Purchaser from any of its obligations hereunder.

      Section 16. No Third Party Beneficiary. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including, without limitation, any union or any employee or former employee of the Seller, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Amendment.

      Section 17. Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the Seller and Purchaser with respect to the subject matter hereof. Except as amended by this Amendment, the Agreement shall continue in full force and effect.

      Section 18. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Amendment are consummated as originally contemplated to the greatest extent possible.

      Section 19. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

      Section 20. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State (without regard to conflicts of law provisions thereof).

      IN WITNESS WHEREOF, the Seller and the Purchaser have caused this Amendment to be executed by as of the date first written above by their respective officers thereunto duly authorized.

TPG HOLDING COMPANY LIMITED

By:	/s/ Henry A. Thompson Name: Henry A. Thompson Title: Vice President

ENVOY CORPORATION

By:	/s/ Anthony Vuolo Name: Anthony Vuolo Title: Chief Financial Officer

WEBMD CORPORATION HEREBY AGREES TO CAUSE THE PURCHASER TO SATISFY ALL OF ITS OBLIGATIONS ARISING UNDER THIS AGREEMENT.

WEBMD CORPORATION, solely in its capacity to cause the Purchaser to satisfy all of its obligations arising under this Amendment.

By:	/s/ Lewis H. Leicher Name: Lewis H. Leicher Title: Senior Vice President